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SEC FILE NUMBER
8-67802

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GSP Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

335 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip F. Landolphi	212-850-4992	Landolphip@gspcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philp F. Landolphi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GSP Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Co-Managing Director, CEO, Chief Compliance Officer

[signature]
Notary Public

PATRICIA A. STEIGERWALD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ST4714250
Qualified in Nassau County
Commission Expires June 30, 20__

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Index
December 31, 2023

pwc

Report of Independent Registered Public Accounting Firm

To the Member and Manager of GSP Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of GSP Securities LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2024

We have served as the Company's auditor since 2012.

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents	
On deposit with affiliate	$ 9,162,017
On deposit with non-affiliate	1,858,423
Accounts Receivable	437
Total assets	11,020,877
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	1,234,297
Accrued expenses payable	100,890
Unearned fee income	100,000
Total liabilities	1,435,187
Member's equity	
Member's equity	9,585,690
Total member's equity	9,585,690
Total liabilities and member's equity	$ 11,020,877

1. Organization and Nature of Operations

GSP Securities LLC, a Delaware limited liability company (the Company) was established on April 27, 2007. The Company is wholly owned by Galatioto Sports Partners LLC (GSP), which in turn is majority owned by Emigrant Bancorp, Inc. (the Parent). Effective August 15, 2008, the Company became a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on that date. The Company is subject to the regulation, examination and supervision of FINRA. The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

The Company's business is focused in the professional sports industry and primarily involves the earning of fees relating to merger and acquisition, advisory work, referral services and serving as an agent for the private placement of debt and equity activities.

The Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3, but also, (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry proprietary accounts for other broker-dealers (PAB). Accordingly, the Company will file an exemption report in reliance on footnote 74 to SEC release 34-70073.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in preparing the accompanying financial statements which conform to generally accepted accounting principles in the United States of America (U.S. GAAP).

Basis of Accounting and Use of Estimates

The Company uses the accrual basis of accounting for financial statement purposes.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of ninety days or less from the date of acquisition. The cash on deposit with non-affiliate is held at one nationally recognized banking institution and the amount exceeds the FDIC insurance limits.

Income Taxes

The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires a registered broker dealer to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or the minimum net capital of $5,000, whichever is greater. Also, the Uniform Net Capital Rule 15c3-1 requires the ratio of aggregate indebtedness to net capital, both as defined by the Securities and Exchange Commission, shall not exceed a ratio of 15 to 1. In addition, the Company must notify the SEC promptly if the Company's total net capital is less than 120% of its minimum capital requirement in accordance with Securities and Exchange Rule 17a-11.

At December 31, 2023, the Company had net capital of $664,236, which was $568,557 in excess of required net capital of $95,679, and the Company's ratio of aggregate indebtedness to net capital was 2.1607 to 1.

4. Fair Value Measurements

All of the Company's assets and liabilities are carried at fair value or at amounts that approximate fair value based on their short term nature.

5. Related Party Transactions

The Company has entered into various transactions with wholly owned subsidiaries of the Parent. The significant transactions are summarized as follows:

Cash and Cash Equivalents
The Company maintained $1,375,890 and $7,786,127 on deposit with Emigrant Bank, an affiliate of the Parent, respectively in a noninterest bearing checking account and interest bearing savings account at December 31, 2023

Liabilities
The Company also has accrued liabilities of $1,234,297 with Emigrant Bank primarily related to employee payroll costs.

6. Subsequent Events

Pursuant to Article III of the Company's Operating Agreement, the Company made a cash distribution of $900 thousand and $6.0 million respectively on January 31, 2024 and February 16, 2024.

Subsequent events have been evaluated through February 26, 2024, which is the date the financial statements were available to be issued.

Report of Independent Accountants

To the Member and Manager of GSP Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of GSP Securities LLC (the "Company") for the year ended December 31, 2023. Management of GSP Securities LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment dated July 19, 2023 in the amount of $737.97 was compared to September 2023 check register obtained from Jimmy Singh (FinOp), check number 70220507 dated July 19, 2023, noting no differences.
    b. Payment dated February 20, 2024 in the amount of $19,427.03 was compared to wire payment (Reference #B2405162633934) of $19,427.03 dated February 20, 2024, noting no differences.
2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, to the Total Revenue amount of $13,529,652 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2023, noting no differences.

3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on page 1 line 4h, other revenue not related either directly or indirectly to the securities business, of $86,187 to the bank statements from October 2023 through December 2023, noting no differences.

pwc

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $13,443,465 and the General Assessment on page 2, line 8 of $20,165, noting $0.20 difference.

   b. Recalculated the mathematical accuracy of page 1, line 2h, total additions, of $0, noting no differences.

   c. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $13,529,652, noting no differences.

   d. Compared the amounts on page 1, lines 5a and 5b, and observed whether the greater of the two amounts of $0 was included on page 1, line 5c, Enter the greater of line 5a or 5b, noting no differences.

   e. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $86,187, noting no differences.

   f. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $737.39, noting no differences.

   g. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $737.97 was included on page 2, line 12, Lesser of line 10 or 11d, noting no differences.

   h. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $19,427.03, noting no differences.

   i. Recalculated the mathematical accuracy of page 2, line 14, Interest for 0 days late at 20% per annum, of $0, noting no differences.

   j. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $19,427.03, noting no differences.

   k. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of $0, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2023 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting

pwc

Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Member and Manager of GSP Securities LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2023

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME GSP SECURITIES LLC

SEC No. 8-67802

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 13,529,652.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 13,529,652.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 86,187.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 86,187.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 13,443,465.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 20,165.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 737.97	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 737.97		
	d	Add lines 11a through 11c		$ 737.97	
12		**LESSER** of line 10 or 11d.			$ 737.97
13	a	Amount from line 8		$ 20,165.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 737.97	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 19,427.03
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 19,427.03
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67802	DEA: FINRA	2023	Dec
MEMBER NAME	GSP SECURITIES LLC		
MAILING ADDRESS	335 MADISON AVE 22ND FLR NEW YORK, NY 10017 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GSP SECURITIES LLC	Gurminder Singh
(Name of SIPC Member)	(Authorized Signatory)
2/20/2024	singhg@emigrant.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

pwc

Report of Independent Registered Public Accounting Firm

To the Member and Manager of GSP Securities LLC

We have reviewed GSP Securities LLC's assertions, included in the accompanying GSP Securities LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; and (2) advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 26, 2024

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, New York 10017-6204
T: 646 471 3000/4000, www.pwc.com/us

GSP
SECURITIES LLC

GSP Securities LLC's Exemption Report

GSP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.
§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; and (2) advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GSP Securities LLC

I, Philip F. Landolphi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Philip F. Landolphi
04EA1D6E6F5B417...

By: ______________________________

Title: Co-Managing Director, Chief Executive Officer, and Chief Compliance Officer

2/26/2024

GSP Securities LLC ▪ 335 Madison Avenue ▪ 22nd Floor ▪ New York, NY 10017 ▪ Phone: 212-850-4900 ▪ Fax: 212-850-4913